FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 6, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES PREPARATION FOR DEBT
OFFERING IN ISRAEL AND Q1/2020 PRELIMINARY RESULTS

Netanya, Israel – May 6, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced today that its Board of Directors has instructed the Company to prepare for a potential offering of additional debentures from  the Company's existing Series L Debentures in an aggregate principal amount of approximately NIS 200 million and additional Series 4 options to purchase ordinary shares of the Company in an aggregate principal amount of approximately NIS 2 million, to the public in Israel only.

In addition, Standard & Poor’s Maalot reaffirmed an ilA/negative rating for such potential offering of debentures of up to NIS 200 million principal amount, which the Company may issue.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the TASE for the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

For additional details regarding the Company's debentures and the Existing Indenture and the Company's options, see the Company's annual report on Form 20-F for the year ended December 31, 2019 dated March 23, 2020 or the 2019 Annual Report, under "Item 5B. Liquidity and Capital Resources – Debt Service" and " - Issuances of equity securities" and the Company's current reports on Form 6-K dated March 25 and 26, 2020.

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The securities have not been registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Q1/2020 preliminary results:

The Company's preliminary results for the first quarter of 2020, are estimated to be in the following ranges, in millions of NIS:

Total Revenues	885-900
Adjusted EBITDA*	235-245
Operating Income	15-20
Financing Expenses, net	62-68
Loss	42-46
Free Cash Flow**	54-58

*Adjusted EBITDA is a non-IFRS measure and is defined as income before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization, profits (losses) of equity account investees and share based payments. This is an accepted measure in the communications industry.

**Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

The preliminary results are only estimates, are still in the processing stage and subject to completion and review by our independent auditors and are subject to changes and adjustments which may become known once the financial reports for the first quarter of 2020 are finalized and approved by the Company's board of directors. The actual results for the first quarter of 2020 may therefore differ from those provided above as estimates.

The preliminary results reflect the negative effects of the Corona virus pandemic on the Company's roaming services and end-user equipment sales as well as on the Company's investment portfolio which recorded a loss of NIS 37 million (which was partly off-set in April 2020), and the previously announced one time positive effect of approximately NIS 28 million reduced expense to Bezeq following the retrospect reduction of Bezeq's wholesale services tariffs. The Company's FCF was not affected by either the Corona virus or the reduced expense to Bezeq.

The Company expects its roaming services to continue to be materially adversely affected by the Corona virus pandemic throughout 2020 and its end-user equipment sales to continue to be materially adversely affected by the Corona virus pandemic during the second quarter of 2020 and thereafter in correlation to the Corona virus limitations applied, to the extent applied and affecting such sales.

For additional details see the Company's 2019 Annual Report under Item 3. Risk Factors – The Corona Virus may adversely affect our results of operations", "Item 5. Operating and Financial Review and Prospects – A. Operating Results - Overview – General" and "Government Regulations - Fixed-line Segment - Wholesale landline market".

Forward Looking Information

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential effects of the Corona virus pandemic on the Company's results of operations, are subject to uncertainties and assumptions about the global and local Israeli effects on the economy in general and communications market specifically. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.744 million cellular subscribers (as at December 31, 2019)  with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 6, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary